July 11, 2011
ATTORNEYS AT LAW

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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
034855-0101

Via EDGAR System and Overnight Mail

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C.  20549

Re:	Lotsoff Capital Management Investment Trust (Investment Company Act File No. 811-21422)
Preliminary Proxy Statement on Schedule 14A
Filed June 15, 2011
Dear Ms. Browning:

On behalf of our client, Lotsoff Capital Management Investment Trust and its series, the Lotsoff Capital Management Micro Cap Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Preliminary Proxy Statement referenced above (the “Proxy Statement”).  The comments were provided by Kimberly Browning, at (202) 551-6974 or browningk@sec.gov.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  As appropriate, the Fund has amended the Proxy Statement in response to these comments.

General Comment

1.      In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement, and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
July 11, 2011

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statements; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Proxy Statement

2.      Please confirm that when you reference the contingent payments being expected to “equal 60% of annual qualifying net revenue over $5,500,000” that it is the qualifying net revenue of the Adviser (as defined in the Proxy Statement).

Response:  The Fund confirms that it is the qualifying net revenue of the Adviser that is being referenced, and has revised the Proxy Statement accordingly.

3.      Please add to the Proxy Statement a representation related to Section 15(f) of the Investment Company Act.

Response:  The Fund has revised the Proxy Statement to add the following disclosure:

“Section 15(f) of the 1940 Act provides that an investment adviser of a registered investment company (such as the Adviser) or an affiliated person of such investment adviser may receive any amount or benefit in connection with a sale of any interest in such investment adviser that results in an “assignment” of an advisory agreement (which is the case with respect to the current investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser) if the following two conditions are satisfied: (1) for a period of three years after such assignment, at least 75% of the board of trustees of the investment company cannot be “interested persons” (as defined in the 1940 Act) of the new investment adviser or its predecessor; and (2) no “unfair burden” (as defined in the 1940 Act) may be imposed on the investment company as a result of the assignment or any express or implied terms, conditions or understandings applicable to the transaction.  The Fund will use its reasonable efforts to comply with the requirements of Section 15(f), and to assure that for a period of three years following consummation of the Transaction at least 75% of the members of the Board are not “interested persons” of the Adviser.  With respect to the other condition, the Board has, with the advice of counsel, determined that none of the arrangements related to the Transaction involves the imposition of an unfair burden on the Fund.”

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
July 11, 2011

4.      Please provide more detail about what will happen if the New Agreement (as defined in the Proxy Statement) is not approved.

Response:  The Fund’s Board of Trustees has not yet made any determination as to what actions might be taken.  So, the Fund has revised the language simply to indicate that the Board will seek to act in the best interests of the Fund’s shareholders:

“If the New Agreement is not approved, then the Board will have to consider alternate arrangements in respect of the management of the Fund’s assets, and will take such further action as it deems in the best interests of the shareholders of the Fund.”

* * *

In addition to the responses above, please note that we have revised the section on the nominees for trustee to delete one nominee and add two new nominees.  Please see the revised disclosure attached hereto as Annex A.  We plan to file the definitive proxy statement on Wednesday, July 13, 2011.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

ANNEX A

PROPOSAL: ELECTION OF TRUSTEES

Trustee Nominees

At the Special Meeting, three trustees will be elected to hold office until their respective successors are chosen and qualified.  The current trustees of the Trust have nominated three persons for election.  As proxies, Margaret M. Baer and Richard J. DeMatteo intend to vote for the election of all of the Board’s nominees and any other person that the Board may recommend in place of a nominee if that nominee becomes unable to serve as a trustee before the Special Meeting.  Each nominee has consented to being named as a nominee and to serve if elected (contingent on the approval of the New Agreement and the election of all three trustee nominees).

The following table includes the name, age (as of May 31, 2011), address, principal occupations during the past five years, and other information with respect to each of the trustee nominees.  None of the nominees currently serve as trustees.  All of the officers identified below are currently officers of the Fund, and will continue as officers of the Fund.

Name, Address and Age	Position(s) Held with Trust	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held (during past five years) by Trustee

Non-Interested Trustees

John Chrystal c/o Lotsoff Capital Management Investment Trust 20 North Clark Street 34th Floor Chicago, Illinois 60602 Age: [____]	Trustee	Nominee	Founder and Managing Partner of Bent Gate Advisors, LLC, a consulting firm that provides strategic advice and assistance to financial insitutions. Previously a Partner at DiMaio Ahmad Capital, an investment management firm.	1	None

Albert J. DiUlio, S.J. c/o Lotsoff Capital Management Investment Trust 20 North Clark Street 34th Floor Chicago, Illinois 60602 Age: [____]	Trustee	Nominee	President Vatican Observatory. Previously, served five years as Secretary for Finance and Higher Education USA Jesuit Conference, followed by a one year Sabbatical.	1	None

David S. Krause c/o Lotsoff Capital Management Investment Trust 20 North Clark Street 34th Floor Chicago, Illinois 60602 Age: [____]	Trustee	Nominee	Director of the Applied Investment Management program and Adjunct Assistant Professor at Marquette University.	1	None

Interested Trustee

Margaret M. Baer 20 North Clark Street 34th Floor Chicago, Illinois 60602 Age: 43	Secretary and Treasurer(2)	Nominee, as officer has served since 2003	Chief Administrative Officer of the Adviser 2002-2011. Chief Operating and Administrative Officer of the Adviser since 2011.	N/A	N/A

Officers

Joseph N. Pappo, c/o Lotsoff Capital Management Investment Trust 20 North Clark Street 34th Floor Chicago, Illinois 60602 Age: 59	President	Served since 2010	Senior Portfolio Manager of the Adviser since 1997	N/A	N/A
Lyda Iturralde 20 North Clark Street 34th Floor Chicago, Illinois 60602 Age: 37	Chief Compliance Officer	Served since 2011	Vice President of Compliance of the Advisor from 2007-2010, Chief Compliance Officer of the Adviser since 2010	N/A	N/A

(1)	Each Trustee serves an indefinite term until the election of a successor. Each officer serves an indefinite term, renewed annually, until the election of a successor.
(2)	Ms. Baer is an interested person of the Fund based upon her positions with the Adviser.

Qualification of Trustees

John Chrystal’s experience as a partner of an investment management firm, and his experience as a partner of a consulting firm advising financial institutions, has provided him with an extensive knowledge of the highly regulated financial services industry, which knowledge he brings to the Board in a relatable, effective way.  Albert J. DiUlio, S.J.’s financing background, combined with his work experience, have provided him with a strong understanding of financial statements and experience addressing the complex issues that confront entities.  As a director, Mr. DiUlio uses his financial background and experiences to enhance Board discussions with useful information and insights.  David S. Krause’s experience co-founding small businesses and as a professor in a graduate management program has honed his understanding of financial statements and the complex issues that confront businesses, making him a valuable resource to the Board.  Margaret M. Baer’s experience as the Chief Administrative Officer of the Adviser, and the practical approach to problem solving she developed in this capacity, make her a valuable resource to the Board and its deliberations.  Each of Messrs. Chrystal, DiUlio and Krause and Ms. Baer takes a conservative and thoughtful approach to addressing issues facing the Fund.  The combination of skills and attributes discussed above led to the conclusion that each of Messrs. Chrystal, DiUlio and Krause and Ms. Baer should serve as a trustee.

Board Leadership Structure

The Board has general oversight responsibility with respect to the operation of the Trust and the Fund, and is comprised solely of non-interested trustees.  The Board has engaged the Adviser to manage the Fund and is responsible for overseeing the Adviser and other service providers to the Trust and the Fund in accordance with the provisions of the 1940 Act and other applicable laws.  The Board has established an Audit Committee to assist the Board in performing its oversight responsibilities.

Given the fact there is only one fund in the Trust, the Trust does not have a Chairman of the Board, nor does the Trust have a lead disinterested trustee.  The President of the Trust is the presiding officer at all meetings of the Board and sets the agenda for the Board meetings, with input from the trustees and other officers of the Trust.  The Trust has determined that its leadership structure is appropriate in light of, among other factors, the asset size and nature of the Fund, the arrangements for the conduct of the Fund’s operations, the number of trustees, and the responsibilities of the Board.

Board Oversight of Risk

Through its direct oversight role, and indirectly through the Audit Committee, and officers of the Fund and service providers, the Board performs a risk oversight function for the Fund.  To effectively perform its risk oversight function, the Board, among other things, performs the following activities: receives and reviews reports related to the performance and operations of the Fund; reviews and approves, as applicable, the compliance policies and procedures of the Fund; approves the Fund’s principal investment policies; adopts policies and procedures designed to deter market timing; meets with representatives of various service providers, including the Adviser, to review and discuss the activities of the Fund and to provide direction with respect thereto; and appoints a chief compliance officer of the Fund who oversees the implementation and testing of the Fund’s compliance program and reports to the Board regarding compliance matters for the Fund and its service providers.

The Trust has an Audit Committee, which plays a significant role in the risk oversight of the Fund as it meets annually with the auditors of the Fund.  The Board also meets quarterly with the Fund’s chief compliance officer.

Not all risks that may affect the Fund can be identified nor can controls be developed to eliminate or mitigate their occurrence or effects.  It may not be practical or cost effective to eliminate or mitigate certain risks, the processes and controls employed to address certain risks may be limited in their effectiveness, and some risks are simply beyond the reasonable control of the Fund, the Adviser or other service providers.  Moreover, it is necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals.  As a result of the foregoing and other factors, the Fund’s ability to manage risk is subject to substantial limitations.

Audit Committee

The Board has created an audit committee.  If elected, it is expected that members  will consist of Messrs. Chrystal, DiUlio and Krause each of whom is a non-interested trustee.  The primary functions of the audit committee are to select the independent registered public accounting firm to be retained to perform the annual audit of the Fund, to review the results of the audit, to review the Fund’s internal controls, to approve in advance all permissible non-audit services performed by the independent auditors and to review certain other matters relating to the Fund’s independent registered public accounting firm and financial records.  The audit committee met twice during the fiscal year ended September 30, 2010.

The Board has no other committees.

Compensation

If the trustee nominees are elected and take office, the Fund will pay each non-interested trustee an annual retainer of $8,000 and a fee of $1,000 for each meeting of the Board of Trustees attended, including special meetings.  The Fund may reimburse trustees for travel expenses incurred in order to attend meetings.  The Trust does not provide pension or retirement benefits to its Trustees and officers.  None of the trustee nominees were trustees of the Fund as of the end of the fiscal year ended September 30, 2010.  If the trustee nominees are elected, the aggregate compensation to be paid by the Trust to each non-interested trustee for the fiscal year ending September 30, 2011 (estimating future payments based upon anticipated arrangements) would be as follows:

Name of Person, Position	Aggregate Compensation from Trust	Total Compensation from Trust and Fund Complex Paid to Trustees

Non-Interested Trustees
John Chrystal	$3,000	$3,000
Albert J. DiUlio, S.J.	$3,000	$3,000
David S. Krause	$3,000	$3,000
Interested Trustee
Margaret M. Baer	None	None

Dollar Range of Trustee Share Ownership

The following table sets forth the dollar range of equity securities of the Fund beneficially owned by each Trustee as of December 31, 2010:

Name	Dollar Range of Equity Securities in the Micro Cap Fund

Non-Interested Trustees
John Chrystal	None
Albert J. DiUlio, S.J.	None
David S. Krause	None

Interested Trustee
Margaret M. Baer	None

Shareholder Communications with Board of Trustees

The Fund’s shareholders may communicate with the Board (or individual trustees serving on the Board) by sending written communications, addressed to the Board as a group or any individual trustee, to Lotsoff Capital Management, Attention: Secretary, 20 North Clark Street, Chicago, Illinois  60602, who will ensure that this communication (assuming it is properly marked care of the Board or care of a specific trustee) is delivered to the Board or the specified trustee, as the case may be.

Attendance of Trustees at Annual Meetings

The Fund does not hold annual meetings and therefore does not have a policy with regard to trustees’ attendance at such meetings.

Required Vote

Shareholders elect trustees by a plurality of the votes cast by shares that are entitled to vote in the election, assuming a quorum is present.  For this purpose, a “plurality” means that nominees receiving the largest number of votes from the Fund’s shareholders will be elected as trustees.  Abstentions and broker non-votes, if any, will be counted as votes present for purposes of determining whether a quorum is present.  Assuming a quorum is present, any shares that do not vote, whether by abstention or otherwise, will not affect the election of the trustees.

The election of the trustees is expressly conditioned upon the approval of the New Agreement.  If all three trustee nominees are elected but the New Agreement does not receive a sufficient number of votes, the trustee nominees will not take office, and the existing trustees will remain as trustees.  Under this circumstance, the Board will consider such alternative actions, if any, as are in the best interests of the Fund.

Recommendation

The Board recommends a vote “FOR” all of the trustee nominees.